Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

April 26, 2024

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Subversive Generative AI ETF (S000082897) (C000246235)

To Whom It May Concern:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of the Subversive Generative AI ETF (the “Fund”), submits this application for withdrawal of the following Post-Effective Amendments, with respect only to the Fund, to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
174	August 17, 2023	485APOS	0000894189-23-005683
180	October 30, 2023	485BXT	0000894189-23-007948
182	November 28, 2023	485BXT	0000894189-23-008628
186	December 22, 2023	485BXT	0000894189-23-009228
187	January 25, 2024	485BXT	0000894189-24-000468
190	February 27, 2024	485BXT	0000894189-24-001321
193	March 28, 2024	485BXT	0000894189-24-001999

Post-Effective Amendment No. 174 was filed for the purpose of registering the Fund as a new series of the Trust. The Trust filed Post-Effective Amendment Nos. 180, 182, 186, 187, 190 and 193 for the sole purpose of extending the original effective date of Post-Effective Amendment No. 174 solely with respect to the Fund. No securities were sold in connection with these Post-Effective Amendments. The Trust is filing this application for withdrawal, solely with respect to the Fund, because the Trust has determined not to continue with the Fund.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the Post-Effective Amendments set forth above has been signed by the President of the Trust this 26th day of April, 2024.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Adam W. Smith at (414) 516-1652.

Very truly yours,

/s/ Ryan L. Roell
Ryan L. Roell, President
Series Portfolios Trust